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                             May 7, 2024

       Christopher Ferris
       President and CEO
       FB Bancorp, Inc.
       353 Carondelet Street
       New Orleans, Louisiana 70130

                                                        Re: FB Bancorp, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 2, 2024
                                                            File No. 333-277630

       Dear Christopher Ferris:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1. Please also revise your disclosure on the front page of the Prospectus
Supplement for Fidelity Bank 401(k) Retirement Plan to include language that the
offering is not contingent on receipt of certification to list on Nasdaq.
       Exhibit 99.5, page II-3

   2. Reference is made to the "Acknowledgement" in paragraph 10. Please remove the statement, "I have read
the terms and conditions described in the Prospectus..."
                                                        An investor is not
required to read the prospectus. In addition, in the second paragraph of the Section 10
Acknowledgement at the end of the form, you may encourage an investor to review the
prospectus, however, please revise to remove any inference that the investor is required to review
the prospectus.
 Christopher Ferris
FirstName  LastNameChristopher Ferris
FB Bancorp,  Inc.
Comapany
May  7, 2024NameFB Bancorp, Inc.
May 7,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:      Thomas P. Hutton